Exhibit 99.6

March 12, 2021

Boards of Directors

Magyar Bancorp, MHC

Magyar Bancorp, Inc.

Magyar Bank

400 Somerset Street

New Brunswick, New Jersey 08901

Re:	Plan of Conversion

Magyar Bancorp, MHC

Magyar Bancorp, Inc.

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of Magyar Bancorp, MHC (the “MHC”) and Magyar Bancorp, Inc. (the “Mid-Tier” or the “Company”). The Plan provides for the conversion of the MHC into the full stock form of organization. As a result of the conversion, the MHC will be merged into the Mid-Tier and as a result the MHC will cease to exist. As part of the conversion, the 55.08% ownership interest of the MHC in the Company will be offered for sale in the offering. When the conversion is completed, the Company will continue to own all of the outstanding common stock of Magyar Bank and public stockholders will own all of the outstanding common stock of the Company.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Magyar Bank. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of Magyar Bank (or the Company and Magyar Bank).

In the unlikely event that either Magyar Bank (or the Company and Magyar Bank) were to liquidate after the conversion (including, a liquidation of Magyar Bank following a purchase and assumption transaction with a credit union acquiror), all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2019 and depositors as of March 31, 2021. Also, in a complete liquidation of both entities, or of Magyar Bank, when the Company has insufficient assets (other than the stock of Magyar Bank), or of Magyar Bank following a purchase and assumption transaction with a credit union acquiror, to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Magyar Bank has positive net worth, Magyar Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Magyar Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Magyar Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	Toll Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

March 12, 2021

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Magyar Bank (or the Company and Magyar Bank), that liquidation rights in the Company automatically transfer to Magyar Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Magyar Bank, and that after two years from the date of conversion and upon written request of the FRB, the Company will transfer the liquidation account and depositors’ interest in such account to Magyar Bank and the liquidation account shall thereupon become the liquidation account of Magyar Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Magyar Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets or following a purchase and assumption transaction with a credit union acquiror does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.